EXHIBIT NO. 2

Consolidated Financial Statements of

RITCHIE BROS. AUCTIONEERS INCORPORATED

Years ended December 31, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada

February 11, 2005

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Auction revenues	$182,257	$161,542	$133,552
Direct expenses	23,472	22,099	19,684

	158,785	139,443	113,868

Expenses:
Depreciation and amortization	12,708	11,773	9,208
General and administrative	85,667	71,265	63,786

	98,375	83,038	72,994

Earnings from operations	60,410	56,405	40,874

Other income (expenses):
Interest	(3,217)	(4,772)	(4,302)
Other	1,053	1,060	2,455

	(2,164)	(3,712)	(1,847)

Earnings before income taxes	58,246	52,693	39,027

Income taxes (note 9):
Current	22,251	14,738	8,097
Future	1,096	1,361	2,559

	23,347	16,099	10,656

Net Earnings	$34,899	$36,594	$28,371

Net earnings per share (notes 1(l) and 7(e)):
Basic	$1.02	$1.08	$0.84
Diluted	1.01	1.07	0.84

Weighted average number of shares outstanding	34,160,678	33,795,978	33,586,404

Approved on behalf of the Board:

/s/ G. Edward Moul	/s/ Peter J. Blake

G. Edward Moul Director	Peter J. Blake Director

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$132,632	$119,009
Accounts receivable	19,281	17,064
Inventory	13,091	9,580
Advances against auction contracts	968	110
Funds committed for debt repayment (note 6)	1,857	13,000
Prepaid expenses and deposits	2,323	2,553
Net investment in lease (note 4)	654	—
Current future income tax asset (note 9)	496	354

	171,302	161,670

Capital assets (note 3)	226,624	210,416
Net investment in lease (note 4)	1,267	—
Funds committed for debt repayment (note 6)	5,108	5,107
Other assets	609	537
Goodwill	37,499	35,632

	$442,409	$413,362

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$47,581	$44,186
Accounts payable and accrued liabilities	45,334	35,150
Income taxes payable	6,383	3,196
Current portion of long-term debt (note 6)	35,133	43,438

	134,431	125,970

Long-term debt (note 6)	10,792	27,350
Other liabilities (note 5)	1,563	2,375
Future income tax liability (note 9)	6,359	4,888

	153,145	160,583

Shareholders’ equity:
Share capital (note 7)	76,445	72,794
Additional paid-in capital	7,859	6,075
Retained earnings	183,438	161,183
Foreign currency translation adjustment	21,522	12,727

	289,264	252,779

	$442,409	$413,362

Commitments and contingencies (note 10)
Subsequent events (note 7(c))

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders'
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2001	$69,134	$4,332	$101,311	$(8,844)	$165,933
Net proceeds on stock options exercised	365	—	—	—	365
Stock compensation tax adjustment	—	314	—	—	314
Net earnings	—	—	28,371	—	28,371
Foreign currency translation adjustment	—	—	—	4,391	4,391

Balance, December 31, 2002	69,499	4,646	129,682	(4,453)	199,374
Net proceeds on stock options exercised	3,295	—	—	—	3,295
Stock compensation tax adjustment	—	382	—	—	382
Stock compensation expense	—	1,047	—	—	1,047
Net earnings	—	—	36,594	—	36,594
Cash dividends paid	—	—	(5,093)	—	(5,093)
Foreign currency translation adjustment	—	—	—	17,180	17,180

Balance, December 31, 2003	72,794	6,075	161,183	12,727	252,779
Net proceeds on stock options exercised	3,651	—	—	—	3,651
Stock compensation tax adjustment	—	317	—	—	317
Stock compensation expense	—	1,467	—	—	1,467
Net earnings	—	—	34,899	—	34,899
Cash dividends paid	—	—	(12,644)	—	(12,644)
Foreign currency translation adjustment	—	—	—	8,795	8,795

Balance, December 31, 2004	$76,445	$7,859	$183,438	$21,522	$289,264

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash provided by (used in):
Operations:
Net earnings	$34,899	$36,594	$28,371
Items not involving cash:
Depreciation	12,708	11,773	9,208
Stock compensation expense	1,467	1,047	—
Future income taxes	1,329	1,361	2,559
Net gain on disposition of capital assets	(229)	(17)	(758)
Changes in non-cash working capital:
Accounts receivable	(2,217)	(3,364)	(1,325)
Inventory	(3,511)	(2,357)	(4,283)
Advances against auction contracts	(858)	69	(92)
Prepaid expenses and deposits	230	(493)	(733)
Income taxes payable	3,504	3,578	—
Income taxes recoverable	—	2,485	(761)
Auction proceeds payable	3,395	26,826	5,553
Accounts payable and accrued liabilities	10,184	1,606	10,270
Other	(2,245)	(1,276)	(653)

	58,656	77,832	47,356
Investing activities:
Acquisition of business	(1,265)	—	(8,743)
Capital asset additions	(23,448)	(16,273)	(29,037)
Proceeds on disposition of capital assets	2,151	5,368	4,789
Investment in lease	(1,921)	—	—
Increase in other assets	(72)	(116)	(421)

	(24,555)	(11,021)	(33,412)
Financing activities:
Issuance of share capital	3,651	3,295	365
Dividends on common shares	(12,644)	(5,093)	—
Issuance of long term debt	32,500	—	5,000
Repayment of long term debt	(58,459)	(3,747)	(3,628)
Decrease in other liabilities	(812)	(383)	2,758
Decrease in short term debt	—	(2,758)	(2,556)
Decrease (increase) in funds committed for debt repayment	11,142	(5,107)	(5,107)

	(24,622)	(13,793)	(3,168)

Effect of foreign currency rates on cash and cash equivalents	4,144	3,769	1,913

Increase in cash and cash equivalents	13,623	56,787	12,689

Cash and cash equivalents, beginning of year	119,009	62,222	49,533

Cash and cash equivalents, end of year	$132,632	$119,009	$62,222

Supplemental information:
Interest paid	$3,092	$4,675	$3,951
Income taxes paid	$18,831	$8,675	$8,861

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Computer software	straight-line	3 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.	Significant accounting policies (continued):

(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues earned by the Company acting as an agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, Internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 10(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.	Significant accounting policies (continued):

(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gain and losses on these transactions are included in the determination of earnings.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, income taxes payable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

(k)	Credit risk:

The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid for in full.

(l)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 7(e)).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 7(c) and (d). The Company recognizes compensation expense using the fair value method at the date of grant (note 2). Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.	Change in accounting policy:

Prior to January 1, 2003, the Company recognized stock-based compensation expense using the intrinsic value method at the date of grant of the underlying option. Under the intrinsic value method, no compensation costs were recognized in the financial statements for stock options granted to employees and directors at market value. The Company adopted, on a prospective basis, the fair value based method to account for employee stock based compensation effective January 1, 2003. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the award’s vesting period (note 7(d)).

For the year ended December 31, 2004, the stock-based compensation expense (net of future income tax impact of $476,000) was $991,000, or $0.03 per common share basic and diluted (2003 — $880,000 or $0.03 per common share basic and diluted). No fair value stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

3.	Capital assets:

		Accumulated	Net book
2004	Cost	depreciation	value

Buildings	$113,742	$18,588	$95,154
Land and improvements	100,154	4,125	96,029
Land and buildings under development	13,538	—	13,538
Automotive equipment	11,389	4,272	7,117
Yard equipment	9,540	4,685	4,855
Office equipment	6,169	3,799	2,370
Computer equipment	5,784	2,940	2,844
Computer software	11,114	8,766	2,348
Leasehold improvements	3,321	952	2,369

	$274,751	$48,127	$226,624

		Accumulated	Net book
2003	Cost	depreciation	value

Buildings	$112,133	$15,198	$96,935
Land and improvements	94,253	3,453	90,800
Land and buildings under development	3,143	—	3,143
Automotive equipment	10,219	3,766	6,453
Yard equipment	8,558	3,951	4,607
Office equipment	5,716	3,245	2,471
Computer equipment	4,076	2,032	2,044
Computer software	8,751	5,531	3,220
Leasehold improvements	1,430	687	743

	$248,279	$37,863	$210,416

During the year, interest of $297,000 (2003 — $161,000) was capitalized to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

4.	Net investment in lease:

During the year ended December 31, 2004, the Company entered into a sales type lease with a term of two years for the sale of certain redundant property. Finance income in respect of this lease for the year ended December 31, 2004 was not significant.

5.	Acquisition:

On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of the auction business was conducted (collectively, “All Peace”). All Peace was based in Grande Prairie, Alberta, Canada.

The aggregate purchase price of $9,190,000 was settled through the payment of $5,409,000 of cash and future annual installments totalling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due over time, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing.

Other liabilities are as follows:

	2004	2003

Present value of future payments	$2,752	$3,338
Current portion	(1,189)	(963)

	$1,563	$2,375

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

6.	Long-term debt:

	2004	2003

Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with final payments occurring in 2005 and 2006.	$17,000	$17,250

Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at the Canadian Prime Rate plus 0.25%, due in monthly installments of interest only, with the full amount of the principal due in 2005.	12,505	11,568

Revolving loans, unsecured, bearing interest between 3.165% and 3.175%, due in monthly installments of interest only, with the full amount of the principal due in 2005.	15,500	—

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	920	1,111

Revolving loans, unsecured, bearing interest at 1.95%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund) plus interest, with the final payment occurring in 2004.	—	28,000

Term loans, unsecured, bearing interest between 2.60% and 7.91%, due in minimum annual installments of $500,000 plus interest, with final payment occurring in 2005. The loans were repaid in full in 2004.	—	8,500

Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest, with the final payment occurring in 2013. The loan was repaid in full in 2004.	—	4,359

	45,925	70,788
Current portion	(35,133)	(43,438)

Non-current portion	10,792	27,350
Funds committed for debt payments	(6,965)	(18,107)

	$3,827	$9,243

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

6.	Long-term debt (continued):

As at December 31, 2004, principal repayments including sinking fund requirements are as follows for the next five years:

2005	$35,133
2006	10,342
2007	235
2008	215
2009	—

$45,925

The Company expects to refinance certain of its long-term debt in 2005. If this occurs, the funds committed for debt repayment recorded in current assets on the balance sheet, in excess of any amounts used to repay debt, will become cash and cash equivalents and available for general purposes.

7.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2001	33,534,460
Issued for cash, pursuant to stock options exercised	84,204

Issued and outstanding, December 31, 2002	33,618,664
Issued for cash, pursuant to stock options exercised	348,980

Issued and outstanding, December 31, 2003	33,967,644
Issued for cash, pursuant to stock options exercised	294,656

Issued and outstanding, December 31, 2004	34,262,300

During 2004, the Company’s common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

7.	Share capital (continued):

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2004, there were 1,326,034 (2003 – 1,616,234) shares authorized and available for grants of options under the stock option plan. Stock option activity for 2002, 2003 and 2004 is presented below:

	Number of	Weighted average
	options outstanding	exercise price

Outstanding, December 31, 2001	753,438	$9.81
Granted	186,400	13.05
Exercised	(84,204)	4.34

Outstanding, December 31, 2002	855,634	11.06
Granted	308,800	15.53
Cancelled	(2,000)	15.53
Exercised	(348,980)	9.45

Outstanding, December 31, 2003	813,454	13.32
Granted	292,000	26.47
Cancelled	(1,800)	26.46
Exercised	(294,656)	12.39

Outstanding, December 31, 2004	808,998	$18.38

Exercisable, December 31, 2004	534,798	$14.44

The options outstanding at December 31, 2004 expire on dates ranging to September 22, 2014.

The following is a summary of stock options outstanding and exercisable at December 31, 2004:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
Range of	Number	remaining life	average	Number	average
exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

$11.675 - $13.050	222,800	6.6	$12.30	214,800	$12.30
$13.344 - $15.525	295,998	7.3	15.01	295,998	15.01
$26.460 - $28.170	290,200	9.1	26.47	24,000	26.46

	808,998			534,798

Subsequent to December 31, 2004, the Company granted options to purchase a total of 200,800 of its common shares to certain employees and directors of the Company. The options have an exercise price of $32.41 and an expiry date of January 25, 2015.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

7.	Share capital (continued):

(d)	Stock-based compensation:

Prior to January 1, 2003, the Company used the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense in 2002. Had compensation expense for option grants made under the Company’s stock option plan during the year ended December 31, 2002 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net earnings for 2002 would have been as indicated by the pro forma amounts below:

	Net	Per share amount
	Earnings	Basic	Diluted

Net earnings — as reported	$28,371	$0.84	$0.84
Stock-based compensation expense	(727)	(0.02)	(0.02)

Net earnings — pro forma	$27,644	$0.82	$0.82

During 2004, the Company recognized compensation cost of $1,467,000 (2003 - $1,047,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Risk free interest rate	3.0%	3.1%	4.9%
Expected dividend yield	1.15%	0%	0%
Expected lives of options	5 years	5 years	5 years
Expected volatility	19.6%	18.3%	27.0%

The weighted average grant date fair value of options granted during the year ended December 31, 2004 was $5.34 per option (2003 - $3.67; 2002 - $4.37). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(e)	Net earnings per share:

			Per share
Year ended December 31, 2004	Earnings	Shares	amount

Basic net earnings per share	$34,899	34,160,678	$1.02
Effect of dilutive securities:
Stock options	—	338,544	(0.01)

Diluted net earnings per share	$34,899	34,499,222	$1.01

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

7.	Share capital (continued):

(e)	Net earnings per share:

			Per share
Year ended December 31, 2003	Earnings	Shares	amount

Basic net earnings per share	$36,594	33,795,978	$1.08
Effect of dilutive securities:
Stock options	—	341,574	(0.01)

Diluted net earnings per share	$36,594	34,137,552	$1.07

			Per share
Year ended December 31, 2002	Earnings	Shares	amount

Basic net earnings per share	$28,371	33,586,404	$0.84
Effect of dilutive securities:
Stock options	—	244,444	—

Diluted net earnings per share	$28,371	33,830,848	$0.84

8.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2004:
Auction revenues	$104,618	$36,258	$26,988	$14,393	$182,257
Capital assets and goodwill	145,208	78,354	26,048	14,513	264,123
Year ended December 31, 2003:
Auction revenues	$92,273	$30,752	$21,262	$17,255	$161,542
Capital assets and goodwill	136,624	72,277	24,086	13,061	246,048
Year ended December 31, 2002:
Auction revenues	$84,348	$17,650	$15,678	$15,876	$133,552
Capital assets and goodwill	135,921	60,177	20,189	11,559	227,846

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

9.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2004	2003	2002

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$23,298	$21,077	$15,611
Differences:
Earnings taxed in low rate jurisdictions	(3,014)	(4,806)	(5,175)
Realized foreign exchange gain	2,106	—	—
Other	957	(172)	220

Actual income tax expense	$23,347	$16,099	$10,656

Future income tax assets and liabilities are as follows:

	2004	2003

Future income tax assets (liabilities):
Working capital	$496	$354
Capital assets	680	513
Stock-based compensation	277	251
Unused tax losses	1,326	1,070
Other	1,407	926

Total future income tax assets	4,186	3,114
Valuation allowance	(168)	(168)

Net future income tax assets	4,018	2,946

Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
Capital assets	(3,754)	(1,328)
Goodwill	(3,555)	(4,319)
Other	(2,572)	(1,833)

Total future income tax liabilities	(9,881)	(7,480)

Net future income tax liability	(5,863)	(4,534)
Net current future income tax asset	496	354

Net non-current future income tax liability	$(6,359)	$(4,888)

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

10.	Commitments and contingencies:

(a)	Operating leases:

The Company is party to certain operating leases. These operating leases relate to auction sites and offices located in the United Arab Emirates, Mexico, the United States, Canada, Australia, China and Singapore. The future minimum lease payments as at December 31, 2004 are approximately as follows:

2005	$1,330
2006	1,080
2007	519
2008	483
2009	242
Thereafter	—

Total rent expenses in respect of these leases for the year ended December 31, 2004 was $1,406,000 (2003 — $1,304,000; 2002 — $1,069,000).

(b)	Contingencies:

Certain of the Company’s operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability for these site restoration costs is not determinable at the date of these financial statements.

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2004 the Company had outstanding guarantees under contract totaling $6,202,000 (undiscounted and before estimated proceeds from sale at auction) for industrial equipment to be sold prior to March 31, 2005 (December 31, 2003 — $5,650,000). The Company also had guarantees under contract totaling $14,726,000 relating to agricultural sales to be held prior to June 16, 2005 (December 31, 2003 — $4,136,000). The Company has not recorded a liability with respect to these guarantee contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.	Transactions with related parties:

During the year ended December 31, 2004, the Company paid $758,000 (2003 - $597,000; 2002 - $537,000) to a company controlled by the Chairman of the Company’s Board of Directors. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from an independent third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

12.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2004, 2003 and 2002, net earnings in accordance with Canadian GAAP was not significantly different from net earnings had they been presented in accordance with United States GAAP.

US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2004	2003	2002

Net earnings in accordance with Canadian and United States GAAP	$34,899	$36,594	$28,371
Other comprehensive income:
Foreign currency translation adjustment	8,795	17,180	4,391

Comprehensive income in accordance with United States GAAP	$43,694	$53,774	$32,762

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2004	2003	2002

Foreign currency translation adjustment:
Balance, beginning of year	$12,727	$(4,453)	$(8,844)
Current period change	8,795	17,180	4,391

Balance, end of year	$21,522	$12,727	$(4,453)